LIGHTCOLLAR, INC.

PO Bo 973, #264

3rd Ave., West

Unity, Saskatchewan, S0K 4LO

__________________________________________________________________________

VIA EDGAR CORRESPONDENCE ONLY

July 20, 2012

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Amendment No. 1 to Post-effective Amendment No. 1

Filed July 10, 2012

File No. 333-174759

Division of Corporation Finance:

We hereby withdraw our June 11, 2012, Request for Accelerated Effectiveness of Registration for the Post-Effective Registration Statement referred to above, which was filed prior to receiving notification that not all comments have been address.

Sincerely,

LIGHTCOLLAR, INC.

/s/ Colin Mills

Colin Mills, President Secretary, Treasurer,

Director, Principal Executive Officer,

Principal Financial Officer, Principal

Accounting Officer